KW
3/7/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14046938

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bostonia Global Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Boylston Street, 7th Floor
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Diamos 404-797-7276
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

464 Hillside Ave, Ste 202 (Address) Needham Heights (City) MA (State) 02494 (Zip Code)

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
401

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Thomas Sargent, Principal/CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES C ADKINS
Notary Public
Commonwealth of Massachusetts
My Commission Expires September 28, 2018

Signature

President
Title

2/27/14
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2013 and 2012

BOSTONIA GLOBAL SECURITIES LLC
Financial Statements
For the Years Ended December 31, 2013 and 2012

Contents

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditor's Report

To the Member of
Bostonia Global Securities LLC
Boston, Massachusetts

We have audited the accompanying financial statements of Bostonia Global Securities, LLC (a Massachusetts corporation) (the "Company") which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statement of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostonia Global Securities LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Income Statement Schedule and the Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Income Statement Schedule and the Computation of Net Capital has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Income Statement Schedule and the Computation of Net Capital is fairly stated in all material respects in relation to the financial statements as a whole.

Roger Sulesky & Associates, LLC

Needham Heights, Massachusetts
February 4, 2014

BOSTONIA GLOBAL SECURITIES LLC

Statement of Financial Condition

As of December 31, 2013 and 2012

	2013	2012
ASSETS		
Current assets:		
Cash - unrestricted	$ 800,187	$1,508,505
Cash equivalents - restricted	110,883	110,404
Deposits	842	842
Deposit account, clearing broker	98,962	100,000
Other receivables	-	3,675
Due from affiliates	52,004	25,176
Total current assets	1,062,878	1,748,602
Property and equipment, net	114,697	123,162
Total Assets	$1,177,575	$1,871,764
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable	$ 11,181	$ 13,674
Accrued expenses	-	14,000
Reserve for Tullytown	5,337	8,603
Other current liabilities	3,794	-
Total current liabilities	20,312	36,277
Member's equity:		
Membership units	87,500	87,500
Accumulated capital	1,069,763	1,747,987
Total member's equity	1,157,263	1,835,487
Total Liabilities and Member's Equity	$1,177,575	$1,871,764

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC

Statement of Income

For the Years Ended December 31, 2013 and 2012

	2013	***2012***
Revenue	$6,323,123	$9,825,791
Operating expenses	2,760,989	2,833,153
Net income	$3,562,134	$6,992,638

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC

Statement of Member's Equity

For the Years Ended December 31, 2013 and 2012

	Membership Units	Accumulated Capital	Total Member's Equity
Balance at December 31, 2011	$ 87,500	$1,402,213	$1,489,713
Net income	-	6,992,638	6,992,638
Member's capital distributions	-	(6,646,864)	(6,646,864)
Balance at December 31, 2012	87,500	1,747,987	1,835,487
Net income	-	3,562,134	3,562,134
Member's capital distributions	-	(4,240,358)	(4,240,358)
Balance at December 31, 2013	$ 87,500	$1,069,763	$1,157,263

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC

Statement of Cash Flows

For the Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$3,562,134	$6,992,638
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,465	9,861
(Increase) decrease in operating assets:		
Other current assets	-	(359)
Due to/from affiliates	(26,828)	(4,095)
Other receivables	3,675	(3,675)
Reserve account, clearing broker	1,038	(998)
Increase (decrease) in operating liabilities		
Accounts payable	(2,493)	-
Accrued expenses	(14,000)	2,000
Reserve for Tullytown	(3,266)	(3,130)
Other current liabilities	3,794	(5,920)
Net Cash Provided by Operating Activities	3,532,519	6,986,322
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(4,240,358)	(6,646,864)
Net Cash Used in Financing Activities	(4,240,358)	(6,646,864)
Net (Decrease) Increase in Cash	(707,839)	339,458
Cash and Cash Equivalents at Beginning of Year	1,618,909	1,279,451
Cash and Cash Equivalents at End of Year		
Unrestricted	800,187	1,508,505
Restricted	110,883	110,404
	$ 911,070	$1,618,909

See Accompanying Notes to Financial Statements

1. *Nature of Business*

Bostonia Global Securities LLC (the "Company") is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts limited liability company that is a wholly-owned subsidiary of Bostonia Group, LLC (the "Holding Company"). The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

2. *Summary of Significant Accounting Policies*

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all demand deposits with original maturities of three months or less to be cash equivalents.

Restricted Cash
Restricted cash consists of a bank certificate of deposit held as collateral for a standby letter of credit. The standby letter of credit secures the operating lease for the office discussed in Note 6. As of December 31, 2013 and 2012, the restricted cash amount is $110,883 and $110,404, respectively.

Property and Equipment, Net
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes
The Company is organized as a single-member Limited Liability Company ("LLC"). Under the provisions of the Internal Revenue Code, a single-member LLC is considered a disregarded entity for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company is includable in the Member's income tax returns.

2. ***Summary of Significant Accounting Policies*** *(continued)*

Income Taxes (continued)
The Company follows *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the years ended December 31, 2013 and 2012, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

As of December 31, 2013, the Holding Company's Federal and state tax returns generally remain open for possible examination for a period of three years after the date which the returns were filed.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
The company records expenses for advertising when the liability is incurred. The amounts expensed for the years ended December 31, 2013 and 2012, are $12,324 and $9,960, respectively.

3. *Property and Equipment, Net*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2013	2012
Furniture and fixtures	7 or 10 years	$ 39,500	$ 39,500
Computer equipment	5 or 10 years	59,212	59,212
Office equipment	5 years	18,697	18,697
Software	3 years	1,675	1,675
Leasehold improvements	life of lease	82,496	82,496
		201,580	201,580
Less accumulated depreciation		(86,883)	(78,418)
		$ 114,697	$ 123,162

Depreciation expense totaled $8,465 and $9,861, for the years ended December 31, 2013 and 2012, respectively.

4. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the years ended December 31, 2013, and 2012, the Company had net capital of $989,719 and $1,682,632, respectively, which was in excess of the minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1 and 0.02 to 1, respectively.

5. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.

5. SEC Reporting Requirements *(continued)*

- Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2013 and 2012, a computation of reserve requirement is not applicable to Bostonia Global Securities LLC, as the company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3.

- Under Rule 15c 3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c 3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

6. Commitments

Lease Commitments
The Company leases office facilities under an operating lease agreement that expires in May 2018. This lease is secured by a standby letter of credit and a certificate of deposit held as collateral. The Company's annual future minimum payments required under this lease are as follows:

2014	$ 217,856
2015	221,291
2016	223,744
2017	227,179
2018	95,680
Total	$ 985,750

Rental expense under operating leases was approximately $102,024 and $114,948 for the years ended December 2013 and 2012, respectively. The Company shares office space and rent expense with a sister company, Bostonia Partners, LLC.

6. Commitments (continued)

Fully Disclosed Correspondent Clearing Agreement
The Company maintains a fully disclosed correspondent clearing agreement with another broker-dealer (the "clearing firm"). The agreement provides, among other things, that the clearing firm will act as the securities clearing firm for the Company. The agreement also required the Company to deposit $100,000 in a reserve account with the clearing firm as a security deposit to be refunded at the termination of the agreement. The balance in the reserve account was $100,000 and $98,962, at December 31, 2013 and 2012, respectively. During 2013 and 2012, net clearing service fees were $6,235 and $5,585, respectively.

7. Related Party Transactions

In the normal course of business, the Company conducts certain transactions with related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company Bostonia Group, LLC.

The Company has paid for various administrative and overhead expenses on behalf of the related parties. Following is a summary of balances and transactions with affiliates as of and for the years ended December 31, 2013 and 2012:

	2013	2012
Due from Bostonia Holding LLC	$ 19,547	$ 17,548
Due from Bostonia Group LLC	24,829	-
Due from SPA Realty Holding LLC	7,628	7,628
Total due from affiliates	$ 52,004	$ 25,176

The Company created a wholly owned subsidiary named Tullytown HD, LLC ("Tullytown") to facilitate the delivery of a loan note to a corporate trust entity. This entity's sole purpose was to facilitate this transaction and not to function as an operating entity. The Company has reserved for future expenses related to Tullytown. The reserve for Tullytown for the years ended December 31, 2013 and 2012, was $5,337 and $8,603, respectively.

8. _Profit Sharing Plan_

The Company has a discretionary profit sharing plan that covers all employees of the Company who have met eligibility requirements as defined in the plan document. The Plan includes a provision where the Company will make a Safe Harbor Non-elective Contribution to the individual account of each eligible employee in an amount equal to three percent of the employee's compensation for the plan year. Company contributions to the Plan for the years ended December 31, 2013 and 2012, were $22,577 and $46,764, respectively.

9. _Concentrations_

The Company maintains its cash at a commercial bank. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts and temporarily provides unlimited coverage through December 31, 2013, for certain qualifying and participating non-interest bearing transactions accounts. The unlimited insurance coverage for non-interest bearing transaction accounts expired on December 31, 2012. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

10. _Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A -5 as of December 31, 2013 and 2012_

Reconciliation with company's computation of net capital included in part IIA of Form X-17A-5 consisted of the following as of December 31, 2013 and 2012:

	2013	2012
Net capital as reported in company's part IIA Un-audited FOCUS report	$ 986,453	$1,703,601
Audit adjustments:		
Accrued accounting fee adjustment	-	(11,850)
To adjust the reserve for Tullytown	3,266	520
To adjust accrued 401(k) Employer contribution to actual	-	(9,639)
Client adjustments:		
Liability adjustments	-	-
Adjusted net capital	$ 989,719	$1,682,632

11. Management's Review of Subsequent Events

Management has evaluated subsequent events for potential recognition and for disclosure in the December 31, 2013 financial statements through February 4, 2014, the date on which the financial statements were available to be issued and has determined that there are no additional adjustments and/or disclosures required.

BOSTONIA GLOBAL SECURITIES LLC
Income Statement Schedule
For the Years Ended December 31, 2013 and 2012

	2013	2012
REVENUE:		
Commissions income	$6,322,626	$9,824,254
Other income	497	1,537
Total revenue	$6,323,123	$9,825,791
OPERATING EXPENSES:		
Accounting expense	$ 14,816	$ 12,476
Advertising	12,324	9,960
Annual report	520	520
Bank service charges	13,112	14,629
Commissions/advisory fee	522,244	796,995
Depreciation	8,465	9,861
Donations	15,000	-
Dues and subscriptions	141,952	140,257
Education and training	1,077	5,477
Equipment lease	3,586	3,169
Insurance - health	148,566	164,123
Insurance – business	34,807	34,587
Legal and professional fees	94,161	267,344
License and registration	5,508	1,060
Meals and entertainment	27,292	19,099
Office supplies and expense	50,714	43,879
Other taxes	6,978	1,902
Payroll taxes	66,651	59,636
Postage and delivery	1,963	3,150
Rent	102,024	114,948
Regulatory	25,896	23,708
Repair and maintenance	-	1,882
Retirement plan	22,577	46,764
Salaries and wages	1,383,902	1,011,726
Telephone and internet	18,225	17,715
Travel and lodging	36,233	25,674
Utilities	2,396	2,612
Total operating expenses	$2,760,989	$2,833,153

BOSTONIA GLOBAL SECURITIES LLC

Computation of Net Capital

As of December 31, 2013 and 2012

	2013	2012
Total assets	$1,177,575	$1,871,764
Total liabilities	(20,312)	(36,277)
Net worth	1,157,263	1,835,487
Non-allowable assets	(167,544)	(152,855)
Net capital	989,719	1,682,632
Minimum net capital	(5,000)	(5,000)
Excess net capital	$ 984,719	$1,677,632

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c 3-3

To the Member of
Bostonia Global Securities LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Bostonia Global Securities LLC as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered Bostonia Global Securities LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Bostonia Global Securities LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Bostonia Global Securities LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Bostonia Global Securities LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Bostonia Global Securities LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Bostonia Global Securities LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Bostonia Global Securities LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sullivan & Associates, LLC

Needham Heights, Massachusetts
February 4, 2014

BOSTONIA GLOBAL SECURITIES LLC

Agreed-Upon Procedures

For the Year Ended December 31, 2013

BOSTONIA GLOBAL SECURITIES LLC
Agreed-Upon Procedures
For the Year Ended December 31, 2013

Contents | ***Page(s)***

RSA
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Accountants' Report on Applying Agree-Upon Procedures Related to SIPC Assessment Reconciliation

To the Member of
Bostonia Global Securities LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Bostonia Global Securities LLC and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bostonia Global Securities LLC's compliance with the applicable instructions of Form SIPC-7. Bostonia Global Securities LLC's management is responsible for Bostonia Global Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries for general assessment noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified partied listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rogers Suleski & Associates, LLC

Needham Heights, MA 02494
February 4, 2014